January 26, 2016

Via Email and EDGAR

Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Animal Health, Inc.
Registration Statement on Form S-1
File No. 333-208905

Ladies and Gentlemen:

Jaguar Animal Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) on January 28, 2016, at 5:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•                                          should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Animal Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte

Chief Executive Officer and President

Jaguar Animal Health, Inc. • 201 Mission Street, Suite 2375 • San Francisco, CA 94105

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • www.jaguaranimalhealth.com